UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 21, 2016

NATIONAL PENN BANCSHARES, INC.

(Exact name of Registrant Specified in Charter)

Pennsylvania	000-22537-01	23-2215075
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

645 Hamilton Street, Suite 1100, Allentown, PA	18101
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 822-3321

N/A

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On January 21, 2016, National Penn Bancshares, Inc. (“National Penn”) and BB&T Corporation (“BB&T”) announced that National Penn’s previously announced merger with BB&T (the “Merger”), pursuant to the Agreement and Plan of Merger, dated as of August 17, 2015, by and between National Penn and BB&T (the “Merger Agreement”), is expected to close on or about April 1, 2016. The companies also announced that the election deadline for holders of National Penn common stock and certain National Penn equity awards to elect the form of consideration they wish to receive in the Merger, subject to the allocation and proration procedures set forth in the Merger Agreement, will be 5:00 p.m., Eastern Daylight Time, on March 30, 2016, unless extended. The election materials will be mailed beginning on or about February 29, 2016 to National Penn security holders of record as of the business day immediately prior to the mailing.

Please note that the telephone number for Georgeson, Inc. that was included in the press release issued earlier today was incorrect. The attached press release contains the correct telephone number for Georgeson, Inc., which is: (877) 278-4775.

A copy of the press release containing the announcements is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits. The following exhibits are being filed herewith:

Exhibit No.	Description

99.1	Press Release, dated January 21, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL PENN BANCSHARES, INC.

Date:	January 21, 2016	By:	/s/ Scott V. Fainor
			Name:	Scott V. Fainor
			Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated January 21, 2016.